Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “company”)
DIRECTOR DECLARATION
London, 4 January 2010 — In accordance with Rule 9.6.14 of the UK Listing Rules, Randgold Resources confirms that Jon Walden, a non-executive director, has informed the company that he has accepted the position of the non-executive chairman of H.R. Owen plc with effect from 1 January 2010.
Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com